"PRELIMINARY PROXY MATERIALS"

November 29, 2000

The Board of Directors
Mining Services International Corporation
8805 South Sandy Parkway
Sandy, Utah 84070

Dear Board Members:

You have requested that Christenberry Collet & Company, Inc. ("CCCO") provide you with its opinion as to the fairness, from a financial point of view, of the consideration to be paid by Union Espanola de Explosives S.A. ("UEE") and its wholly owned subsidiary (NewCo), for substantially all the assets of Mining Services International Corporation's ("MSI") explosives business ("the Business") pursuant to an Asset Purchase Agreement ("the Agreement") dated as of November 29, 2000, (thereafter "the closing date" or "the valuation date") between MSI, (NewCo), a wholly owned subsidiary of UEE, and UEE. Prior to the closing date, the Business was primarily engaged in the manufacturing and selling of commercial explosives used in the mining and construction industries.

Under the terms of the Agreement, (NewCo) will purchase substantially all of the assets of the Business (defined in the Agreement) including shares or interests it owns in foreign subsidiaries (listed in the Disclosure Schedules to the Agreement) and assume substantially all of the related liabilities (defined in the Agreement) including its interest-bearing obligations (approximately $7,773,000 at June 30, 2000) for an amount of cash equal to seven million seven hundred and fifty thousand dollars ($7,750,000) based on the net asset value of the Business on June 30, 2000. As additional consideration in the Agreement, (NewCo) will assume the first seven hundred thousand ($700,000) in liabilities arising from deferred compensation to be paid to certain executives of MSI as well as one million twenty one thousand two hundred fifty dollars ($1,021,250) that is owed to a subsidiary of MSI (not included in the assets being sold in the Agreement) through an inter-company transaction. The determination of the final asset purchase price is subject to a post-closing calculation of net asset value as defined in the Agreement. Additionally, closing is subject to approval and adoption of this Agreement by the stockholders of MSI and to the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

In arriving at the opinion set forth below, CCCO has performed the following procedures:

     1. Reviewed the Draft Asset Purchase Agreement dated November 2, 2000 and ancillary agreements thereto.

     2. Reviewed the consolidated and the Business level financial statements of MSI for the three years ended December 31, 1999, as well as the interim quarterly financial statement for the periods March 31 and June 30, 2000, and various closing documents, accounting and other records as of the valuation date.
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     3.  Reviewed certain information,  including financial forecasts,  relating to the revenue, earnings, cash flows and assets of the Business, furnished to us by or on behalf of MSI.

     4. Conducted discussions with members of the management of MSI and certain subsidiaries concerning the current state of the Business, prospects of the Business, and the estimated liquidation values of the assets of the Business.

     5. Compared the results of operations of the Business with that of certain companies that we deemed relevant.

     6. Conducted a financial review of the financial condition of the Business with respect to its liquidity and capital position as of the valuation date.

     7. Compared the financial terms of the purchase with the financial terms of certain other mergers and acquisitions that we deemed relevant.

     8. Reviewed documentation by management that outlined the results of prior efforts to sell the Business.

     9.  Toured MSI facilities and reviewed operations of the Business.

     10. Reviewed and analyzed relevant information prepared by experts in the explosives industry.

     11. Performed such other analyses and reviewed and analyzed such other information as CCCO deemed appropriate and necessary to reach our opinion regarding the fairness of the transaction, from a financial point of view.

In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to or discussed with us and we have not assumed any responsibility for independent verification of any of such information. CCCO did not independently estimate or otherwise verify the liquidation value of the assets being sold or independently verify the accuracy of the historic or projected financial results of the Business.

CCCO has further relied on the assurances of MSI management that they are not aware of any facts that would make such financial or other information inaccurate, incomplete or misleading and that they anticipate no material changes in net asset value from those provided to us as of June 30, 2000. With respect to forecasts, financial projections, and estimates of liquidation values of the Business provided by MSI management, CCCO assumed that these estimates were reasonably prepared reflecting the best available estimates and judgments of management at the time of their preparation as to the future performance of the Business. CCCO has further assumed that any material liabilities (contingent or otherwise) of the Business are as set forth in the financial statements that are included in the Disclosure Schedules.

It is our understanding that this letter is solely for the benefit and use of MSI and its Board of Directors in consideration of the transaction set forth in the Agreement and accordingly it may not be publicly disclosed or referred to in any manner without the prior written approval of Christenberry Collet & Company, Inc. except as otherwise required by law. Our opinion addresses only the fairness from a financial point of view to the stockholders of MSI of the consideration to be received by MSI under the terms of the Agreement and we do not express any views or opinions on any other aspect of the transaction including the legal structure, accounting treatment, and tax consequences of the Agreement.

Our opinion is necessarily based on economic, market, financial and other conditions, as they exist on the date of this letter, as well as on financial and other information at this date. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion.

Based on the foregoing and such other factors, as we deem relevant, we are of the opinion that the consideration to be received by MSI under the terms of the Agreement is fair to the shareholders of MSI from a financial point of view.

Very truly yours,

Christenberry Collet & Company, Inc.

By: /s/  John I. Hense Jr.
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   John I. Hense, Jr.
   Partner